000 0917688

CITY DEVELOPMENTS LIMITED

城 市 發 展 有 限 公 司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: ~~2212266~~ 877 8228 (30 LINES) FAX: 2232746

Our Ref : GCSS-EL/0281/02/LTR

02015020

5 February 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

SUPPL

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 28 January 2002 with enclosure (Press Release on Seoul City Towers); and

(ii) Letter 5 February 2002 with enclosure (Millennium Hotels & Resorts Limited – Press Release on Global Expansion of Mji Restaurant Concept).

Regards,

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 07 2002
WASH. D.C.
354

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

Encs.

dw 2/20

EL/it

CITY DEVELOPMENTS LIMITED

Press Release on Global Expansion of Mju Restaurant Concept

5 February 2002

Head. Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Press Release on Global Expansion of Mju Restaurant Concept

We attach herewith a copy of the subject Press Release dated 4 February 2002, for your information.

mju.pdf

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 05/02/2002 to the SGX

4 February 2002

For immediate release

MILLENNIUM HOTELS AND RESORTS ANNOUNCE GLOBAL EXPANSION OF MJU RESTAURANT CONCEPT

Millennium Hotels and Resorts, the hotels arm of Singapore controlled Hong Leong Group has announced a global expansion of the restaurant concept branded Mju.

Following the successful launch of the concept at the Millennium Hotel London Knightsbridge, the international hotel company intends to introduce the Mju brand into selected gateway cities throughout the world.

Mju London in Knightsbridge's Sloane Street was established by Millennium Hotels and Resorts in conjunction with Tetsuya Wakuda, the world-renowned Chef from Sydney, Australia. Tetsuya has gained a global reputation for his Sydney restaurant – Tetsuya's.

Mju restaurants will operate independently under Millennium Hotels and Resorts and Tetsuya Wakuda will provide an advisory role.

The Mju operation will be introduced later this year in the USA. Further expansion is to be considered for introduction in Singapore, Paris and the USA as well as various locations in the Middle East in destinations where the company may develop new hotel ventures.

Following the establishment of Mju London, Tetsuya will advise Millennium Hotels and Resorts in the opening of further Mju outlets with key staff who have been trained in Tetsuya's unique cuisine.

Chris Behre, presently Executive Chef at Mju London restaurant will be taking a lead role to extend the Mju brand into Millennium Hotels and target restaurants outside the UK. He and a number of his team members, already with many years of experience under their belt, have acquired intensive experience working with Tetsuya and share his spirit and passion in exquisite culinary skills.

Tetsuya Wakuda said: "I am pleased to have assisted Millennium Hotels and Resorts in establishing the Mju concept in London and look forward to advising on future developments. During the past two years both myself and my team in Sydney have enjoyed training and developing Millennium staff in the discipline of our cuisine."

----- continue

Tony Potter, Chief Operating Officer, Millennium & Copthorne Hotels plc, commented: "We are pleased with the success to date of the Mju concept and look forward to Tetsuya advising on future developments. During the period of Tetsuya's consultancy a full team has been trained in his kitchen and restaurant. Our talent at Mju is fully experienced in Tetsuya's style and we will continue to utilize the Sydney restaurant to further develop expertise in the future for any Mju outlets.

"We have enjoyed working closely with Tetsuya and are delighted that a relationship will continue in the future."

****

For more information, please contact:
Gerry de Silva
Group Corporate Affairs Manager
Hong Leong Group Singapore
Tel: 4289 308/9 , 438 3110
H/p: 97317122

CITY DEVELOPMENTS LIMITED

Press Release on Seoul City Towers

28 January 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Press Release on Seoul City Towers

We attach herewith, for your information, a copy of the Press Release dated 28 January 2002 in respect of Seoul City Towers, a new prime office building in South Korea. Seoul City Towers is a 50-50 joint venture investment of the Company together with Westbrook Asia LLC, a US real estate fund.

CDL-SGX(280102)

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 28/01/2002 to the SGX

28 January 2002

For immediate release

City Developments' Seoul City Towers is almost 100% leased

City Developments Limited's (CDL) prime office building in Korea, Seoul City Towers (SCT), which offers some 465,000 sq ft of gross rentable office space, is almost 100% leased due to CDL's strong marketing and management style. The building has just been completed.

"The healthy demand for office space in Seoul coupled, with some value added features offered to the tenants helped boost the overwhelming rental take-up of SCT. The unique interior design of SCT, which is unusual for commercial buildings in Korea, has proven to be appealing to many tenants," according to Mr Chia Ngiang Hong, Group General Manager of CDL.

CDL, in a 50-50 joint venture with US real estate fund, Westbrook Asia LLC, invested some US $100 million to purchase the land and complete the building. The 23-storey building located in the Central Business District of Namdaemoonno, Chung-gu has 23 levels of Grade A offices, one basement level of shops and eateries and five basement levels of car park lots.

SCT's value is further enhanced by its convenient location – especially its proximity and direct connection to the five star Seoul Hilton Hotel, which also belongs to the CDL Group, and the underground tunnel which links the building directly to the Seoul Station.

Some of the major tenants at SCT include Cigna Group Insurance, Prudential Insurance, Korea Train Express, Kukje Fire & Marine Insurance and Presidential Anti-Corruption Commission.

****

For more information and request for pictures, please contact:

Gerry de Silva
Group Corporate Affairs Dept
Hong Leong Group Singapore
Tel: 4289 308/9, 438 3110
H/p: 97317122
Email: gerry@cdl.com.sg

Jean Khoo
Senior Manager, Corporate Communications
City Developments Limited
Tel: 428 9315
Fax: 438 0800
Email: jeankhoo@cdl.com.sg